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13011824

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68334

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harbor Investment Advisory, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Light Street, Suite 1300
(No. and Street)

Baltimore	Maryland	21202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raymond P. Dean — (410) 659-8902
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stout, Causey & Horning, P.A.
(Name – *if individual, state last, first, middle name*)

910 Ridgebrook Road	Sparks	Maryland	21152
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CA 3/6

OATH OR AFFIRMATION

I, Robert W. Black, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harbor Investment Advisory, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director
Title

Susan Tillman
Notary Public   Commission expires 3/24/2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARBOR INVESTMENT ADVISORY, LLC

Financial Statements and
Supplementary Information Pursuant To Rule 17a-5
Under The Securities Exchange Act Of 1934

Together with Independent Auditors' Report
For the Year Ended December 31, 2012

HARBOR INVESTMENT ADVISORY, LLC

Table of Contents
For the Year Ended December 31, 2012

SC&H

STOUT, CAUSEY &
HORNING, P.A.

910 Ridgebrook Road
Sparks, MD 21152

INDEPENDENT AUDITORS' REPORT

To the Member of
Harbor Investment Advisory, LLC:

We have audited the accompanying statement of financial condition of Harbor Investment Advisory, LLC (the Company) as of December 31, 2012, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harbor Investment Advisory, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Stoit, Cawsey & Henning, P.A.
February 19, 2013

HARBOR INVESTMENT ADVISORY, LLC

Statement of Financial Condition
As of December 31, 2012

Assets	
Cash and cash equivalents	$ 612,097
Clearing firm deposits	100,604
Receivables from clearing brokers	2,224
Accrued advisory fees receivable	478,451
Prepaid expenses and other assets	77,157
Furniture and equipment, net of accumulated depreciation	85,565
Deposits	19,131
Total Assets	$ 1,375,229
Liabilities and Member's Capital	
Accounts payable, accrued expenses and other liabilities	$ 340,364
Member's capital	1,034,865
Total Liabilities and Member's Capital	$ 1,375,229

The accompanying notes are an integral part of this financial statement.

HARBOR INVESTMENT ADVISORY, LLC

Statement of Income
For the Year Ended December 31, 2012

Revenue		
Fees and other income	$	3,273,988
Expenses		
Employee compensation and benefits		2,153,790
General and administrative		340,121
Occupancy		213,001
Clearing charges		151,978
Total Expenses		2,858,890
Net Income	$	415,098

The accompanying notes are an integral part of this financial statement.

HARBOR INVESTMENT ADVISORY, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2012

Balance at December 31, 2011	$	860,367
Net income		415,098
Distributions to member		(240,600)
Balance at December 31, 2012	$	1,034,865

The accompanying notes are an integral part of this financial statement.

HARBOR INVESTMENT ADVISORY, LLC

Statement of Cash Flows
For the Year Ended December 31, 2012

Cash Flows From Operating Activities		
Net income	$	415,098
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities:		
Depreciation		20,929
Changes in assets and liabilities:		
Clearing firm deposits		(299)
Receivables from clearing brokers		31,574
Accrued advisory fees receivable		(53,018)
Prepaid expenses and other assets		4,039
Accounts payable, accrued expenses and other liabilities		29,137
Net Cash Provided by Operating Activities		447,460
Cash Flows From Investing Activities		
Purchase of property and equipment		(40,775)
Cash Flows From Financing Activities		
Distributions to member		(240,600)
Net Increase in Cash and Cash Equivalents		166,085
Cash and Cash Equivalents, beginning of year		446,012
Cash and Cash Equivalents, end of year	$	612,097

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Harbor Investment Advisory, LLC (the Company) is a full-service broker-dealer and investment advisor that provides clients with investment portfolio solutions. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), and is therefore subject to certain regulatory requirements including the maintenance of a certain amount of net capital. The Company is a Maryland limited liability company (LLC) that is 100% owned by Harbor Investment Management, LLC (the Parent).

In accordance with the operating agreement, unless sooner terminated, the Company shall continue to be in existence for perpetuity.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, the Company is exempt from the provisions of Rule 15c3-3. The Company has claimed exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3. The Company has a fully-disclosed clearing arrangement with Pershing, LLC to provide custody and clearing services for clients of the Company.

Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may vary from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consists of cash and other highly-liquid investments with original maturities of three months or less at the time of purchase.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont'd

Concentration of Credit Risk

The Company maintains substantially all of its cash with two financial institutions. Through December 31, 2012, all non-interest bearing transaction accounts were fully guaranteed by the Federal Deposit Insurance Corporation (FDIC) and interest bearing accounts were guaranteed up to $250,000. Effective January 1, 2013, non-interest bearing accounts are no longer insured separately, but will be combined with interest bearing accounts. Accounts will be guaranteed by the FDIC up to $250,000 per depositor. The Company periodically maintains cash balances in excess of FDIC coverage. Management has taken measures to diversify cash funds across multiple banks through an insured deposit program in order to reduce the risk of loss from cash balances in excess of FDIC insurance limits.

Clearing Firm Deposits

Clearing firm deposits consist of amounts held by Pershing, LLC as required by the Company's full-disclosure clearing agreement with Pershing LLC, of which $100,000 is permanently restricted for the life of the agreement (Note 4). The amounts are held in cash equivalents and a certificate of deposit.

Accrued Advisory Fees Receivable

Accrued advisory fees receivable result from quarterly charges for advisory fees to customers that have not been billed to the customer or processed through Pershing, LLC as of December 31, 2012. The Company utilizes the allowance method to provide for doubtful accounts based on management's evaluation of the collectability of the accounts receivable. There was no allowance established at December 31, 2012, as management believes that all accounts are fully collectible.

Furniture and Equipment

Furniture and equipment are recorded at cost less accumulated depreciation. All office furniture and equipment with a cost in excess of $1,000 is capitalized. Depreciation is computed using the straight-line method over estimated useful lives of five to seven years.

Valuation of Long-Lived Assets

The Company accounts for the valuation of long-lived assets in accordance with ASC 360, *Property, Plant, and Equipment* (ASC 360). ASC 360 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the long-lived asset is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. As of December 31, 2012, the Company determined that none of its assets were impaired. Assets to be disposed are reportable at the lower of the carrying amount or fair value, less costs to sell. The Company has no assets intended for disposal as of December 31, 2012.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont'd

Fee Revenue

Fee revenues include fees earned from providing investment advisory services and commissions from various fund companies. Substantially all advisory fees are recorded when the services are provided and the income is reasonably determinable. Commissions and related clearing expenses are recorded on a trade-date basis as security transactions occur.

Income Taxes

The Company files income tax returns in the U.S. federal jurisdiction and one state. No provision or benefit for income taxes is required since the Company is recognized as a limited liability company for Federal and state income tax purposes. As such, the taxable income of the Company is included in the tax returns of the member for income tax purposes.

ASC 740, *Income Taxes* (ASC 740), prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return as well as guidance on de-recognition, classification, interest and penalties and financial statement reporting disclosures. For these benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. The Company does not have any amounts accrued relating to interest and penalties as of December 31, 2012. The Company remains subject to examination by the U.S. Federal and various state authorities for the years 2009 through 2012.

Deferred Rent

The Company recognizes rent expense on a straight-line basis over the term of the lease agreement. The difference between the amount of cash paid and recognized rent expense is recorded as deferred rent and is included in accounts payable, accrued expenses and other liabilities in the accompanying statement of financial condition.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses for the year ended December 31, 2012 totaled $395.

Subsequent Events

The Company evaluated for disclosure any subsequent events through February 19, 2013, the date the financial statements were available to be issued, and determined there were no material events that warrant disclosure.

2. FURNITURE AND EQUIPMENT

Depreciation expense for the year ended December 31, 2012 totaled $20,929. The cost and accumulated depreciation of furniture and equipment is as follows as of December 31, 2012:

Furniture and equipment	$ 122,077
Less: accumulated depreciation	(36,512)
Furniture and equipment, net	$ 85,565

3. EMPLOYEE RETIREMENT PLAN

The Company has a defined contribution plan (the Plan) in which employees of the Company participate. The Plan covers substantially all employees upon date of hire, as defined in the Plan document. The Plan has been structured under Section 401(k) of the Internal Revenue Code. Employees may elect to make salary reduction contributions from 1% to 100% of annual compensation, subject to annual Internal Revenue Code limitations. The Company may provide discretionary matching contributions at a rate to be determined annually. For the year ended December 31, 2012, Company matching contributions totaled $25,000 and are included in employee compensation and benefits in the accompanying statement of income.

4. COMMITMENTS AND CONTINGENCIES

Leasing Arrangements

The Company leases office space under an operating lease agreement that expires in July 2016. At December 31, 2012, the deferred rent balance totaled $43,160. Rent expense totaling $213,001 was charged to operations for the year ended December 31, 2012.

Future minimum lease payments under the office space lease is as follows as of December 31,:

2013	$ 223,152
2014	229,846
2015	236,742
2016	140,486
Total	$ 830,226

4. COMMITMENTS AND CONTINGENCIES – cont'd

Termination Agreement

In 2010, the Company entered into an agreement with Pershing LLC, to provide custody and clearing services for clients of the Company for a period of six years. The agreement states that if the Company moves their client accounts from Pershing, LLC, the Company will be liable for a termination fee, which decreases each year from inception through the sixth year of the agreement. As of December 31, 2012, management has no intention of moving client accounts from Pershing. The maximum termination fee as of December 31, 2012 is $500,000.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $574,629, which was $524,629 in excess of its required net capital. The Company's net capital ratio was .59 to 1.

6. EXEMPTION FROM RULE 15c3-3

The Company is subject to the provisions of Rule 15c3-3 of the SEC. However, the Company operates pursuant to the exemptive provisions of paragraph (k)(2)(ii) of Rule 15c3-3. By operating under this exemption, the Company is prohibited from carrying client margin accounts, or otherwise holding client funds or securities, or performing custodial duties with respect to clients' securities. Therefore, the Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

7. FOCUS REPORT

There are no differences between the accompanying financial statements and the December 31, 2012 FOCUS report filed with FINRA.

SUPPLEMENTARY INFORMATION

HARBOR INVESTMENT ADVISORY, LLC

Schedule I
As of December 31, 2012

Computation of Net Capital under Rule 15c3-1 of the Securities Exchange Commission

Total member's capital		$ 1,034,865
Deduction and/or charges:		
Total nonallowable assets:		
Fees receivable not offset by payable	$ 278,133	
Prepaid expenses and other assets	77,157	
Furniture and equipment	85,565	
Deposits	19,131	459,986
Net capital before haircuts on securities positions		574,879
Haircuts on trading and investment securities:		
Debt securities		250
Net Capital		$ 574,629

Computation of Basic Net Capital Requirement under Rule 15c3-1 of the Securities Exchange Commission

Minimum net capital required (Under SEC Rule 15c3-1)	$ 50,000
Excess net capital	$ 524,629
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital	$ 514,629

Computation of Aggregate Indebtedness under Rule 15c3-1 of the Securities Exchange Commission

Total aggregate indebtedness included in statement of financial condition	$ 340,364
Ratio of aggregate indebtedness to net capital	0.59

See independent auditors' report.

HARBOR INVESTMENT ADVISORY, LLC

Schedule II
Computation for Determination of Reserve Requirement Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2012

As of December 31, 2012, Harbor Investment Advisory, LLC has not maintained security accounts for customers and has not performed custodial functions relating to customer securities. As of December 31, 2012, Harbor Investment Advisory, LLC has adhered to the exemptive provisions of Rule 15c3-3 of the Securities and Exchange Commission.

HARBOR INVESTMENT ADVISORY, LLC

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2012

As of December 31, 2012, Harbor Investment Advisory, LLC has not maintained security accounts for customers and has not performed custodial functions relating to customer securities. As of December 31, 2012, Harbor Investment Advisory, LLC has adhered to the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities and Exchange Commission.

HARBOR INVESTMENT ADVISORY, LLC

Schedule IV
Statement Pursuant to Paragraph (d)(4) of Rule 17a-5
As of December 31, 2012

There are no material differences between the computation of net capital and aggregate indebtedness required pursuant to Rule 15c3-1 contained in the supplementary information to the financial statements and the corresponding computation prepared by, and included in, the Company's unaudited Part II Focus Report as of December 31, 2012.

OTHER INFORMATION

SC&H
STOUT, CAUSEY & HORNING, P.A.
910 Ridgebrook Road
Sparks, MD 21152

Report of Independent Auditors' on Internal Accounting Control Under Rule 17a-5 of the Securities Exchange Act of 1934

To the Member of
Harbor Investment Advisory, LLC:

In planning and performing our audit of the financial statements of Harbor Investment Advisory, LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A Member of SC&H Group, LLC
Phone: (410) 403-1500 ◆ Toll Free: (800) 832-3008 ◆ Fax: (410) 403-1570 ◆ Web: www.SCandH.com

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a significant deficiency, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed during our audit of the financial statements of the Company as of and for the year ended December 31, 2012, and this report does not affect our report thereon dated February 19, 2013.

Segregation of Duties

The Company does not have adequate segregation of duties over accounting transactions. This condition increases the possibility that errors or irregularities may occur and not be detected on a timely basis. When this condition exists, management's close supervision and review of accounting information is the best means of preventing or detecting errors or irregularities.

Inadequate segregation of duties is not uncommon in companies of this size. While we noted that the management of the Company is highly involved in the daily operations, when a limited number of individuals share responsibilities for access to assets and accounting, it is sometimes difficult to mitigate the control weaknesses caused by a lack of segregation of duties. It is rarely practical to hire additional employees just to improve internal controls. However, active involvement by management can mitigate the control weaknesses, but even then, override by supervisory employees may be possible.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stout, Causey & Horning, P.A.

February 19, 2013

SC&H
STOUT, CAUSEY & HORNING, P.A.
910 Ridgebrook Road
Sparks, MD 21152

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Member of Harbor Investment Advisory, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and Securities Investor Protection Corporation:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Harbor Investment Advisory, LLC (the Company), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (collectively, the specified parties), solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries as follows:

   a. Payment on page 1, line 2B of Form SIPC-7, dated July 23, 2012 in the amount of $2,826.37 was compared to the general ledger detail and wire detail. No differences were noted.

   b. Payment on page 1, line 2F of Form SIPC-7, dated January 28, 2013 in the amount of $3,184.05 was paid in two payments of $3,142.38 and $41.67. We compared these payments to the general ledger detail and wire detail. No differences were noted.

2. We compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences.

3. We compared any adjustments reported in Form SIPC-7 with the supporting schedules and working papers as follows:

a. Compared the deduction on page 2, item 2c(1), Revenues from the distribution of shares of a registered open-end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate from transactions in security futures products of $699,095 with the general ledger detail report, noting no differences.

b. Compared the deduction on page 2, item 2c(3), Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions of $147,023 with the general ledger detail report, noting no differences.

c. Compared the deduction on page 2, item 2c(6), 100% of commissions and markups earned from transactions in (i) Certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine-months or less from issuance date of $1,720 with the Trade History Detail Report, noting no differences.

d. Compared the deduction on page 2, item 2c(8), Incentive payment from Pershing and state unemployment tax refund of $20,123 with the general ledger detail report, noting no differences.

e. Compared the deduction on page 2, item 2c(9)(ii), 40% of margin interest earned on customer securities accounts of $1,859 with the general ledger detail report of $4,647 multiplied by 40%, noting no differences.

4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the internal related schedules and working papers.

a. We recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment on page 2, line 2e of the attached Form SIPC-7 amounting to $2,404,168 and $6,010.42, respectively, noting no differences.

5. We compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed. We noted that no overpayment existed.

We were not engaged to, and did not conduct an audit, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Stout, Causey & Horning, P.A.

February 19, 2013

SIPC-7

(33-REV 7/10)

Revised/Refiled

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068334 FINRA DEC
Harbor Investment Advisory LLC
100 Light St FL 1300 14*14
Baltimore, MD 21202-1183

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Ray Dean 410-659-8902

2. A. General Assessment (item 2e from page 2) $ 6,010.42
   B. Less payment made with SIPC-6 filed (exclude interest) (2,826.37)
      07-23-2012
      Date Paid
   C. Less prior overpayment applied (0)
   D. Assessment balance due or (overpayment) 3,184.05
   E. Interest computed on late payment (see instruction E) for 0 days at 20% per annum 0
   F. Total assessment balance and interest due (or overpayment carried forward) $ 3,184.05
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 3,184.05
   H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):
None

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Harbor Investment Advisory, LLC
(Name of Corporation, Partnership or other organization)

Raymond P. Dean
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 28th day of January, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2012 and ending December 31, 2012
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,273,988
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	699,095
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	147,023
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	1,720
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Assistance from Pershing & state unemployment tax refund	20,123
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 1,859	
Enter the greater of line (i) or (ii)	1,859
Total deductions	869,820
2d. SIPC Net Operating Revenues	$ 2,404,168
2e. General Assessment @ .0025	$ 6,010.42

(to page 1, line 2.A.)